Filed pursuant to Rules 424(b)(3) and 424(c)

Registration No. 333-105650

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JUNE 25, 2003

AS SUPPLEMENTED ON JULY 7, 2003,

JULY 15, 2003 AND AUGUST 26, 2003)

$172,500,000

McDATA CORPORATION

2 1/4% Convertible Subordinated Notes Due 2010 and Shares of our Class A Common

Stock Issuable Upon Conversion of the Subordinated Notes.

This document supplements the Prospectus dated June 25, 2003, as previously supplemented by the Prospectus Supplements dated July 7, 2003, July 15, 2003 and August 26, 2003, relating to the resale by the holders of McDATA Corporation’s 2 1/4% Convertible Subordinated Notes Due 2010, or the Notes, and shares of our Class A Common Stock issuable upon conversion of the Notes.

This Prospectus Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus dated June 25, 2003 as supplemented by the Prospectus Supplements dated July 7, 2003, July 15, 2003 and August 26, 2003.

The following sets forth information as of the date of this Prospectus Supplement about the principal amount at maturity of the Notes and the shares of our Class A Common Stock issuable upon conversion of the Notes owned by the selling securityholders set forth below that may be offered using this Prospectus Supplement.

SELLING SECURITYHOLDERS

The table below sets forth additional selling securityholders for the table on pages 54-56 of the Prospectus as supplemented by the Prospectus Supplements dated July 7, 2003, July 15, 2003 and August 26, 2003.

Name of Selling Holder	Aggregate Principal Amount at Maturity of Notes Beneficially Owned and That May Be Offered	Percentage of Notes Outstanding	Shares of Class A Common Stock Beneficially Owned and That May Be Offered(1)	Percentage of Class A Common Stock Outstanding(2)
Conseco Fund Group – Conseco Convertible Securities Fund	$100,000	*	9,338	*
DBAG – London	1,800,000	1.0%	168,068	*
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors, LLC	3,000,000	1.7%	280,113	*
MFS Total Return Fund, a series of Trust V	1,000,000	*	93,371	*

The table below sets forth updated information regarding the selling securityholders listed on the table on pages 54-56 of the Prospectus as supplemented by the Prospectus Supplements dated July 7, 2003, July 15, 2003 and August 26, 2003.

Name of Selling Holder	Aggregate Principal Amount at Maturity of Notes Beneficially Owned and That May Be Offered	Percentage of Notes Outstanding	Shares of Class A Common Stock Beneficially Owned and That May Be Offered(1)	Percentage of Class A Common Stock Outstanding(2)
ATSF – Transamerica Convertible Securities	$4,250,000	2.5%	396,826	*
Banc of America Securities, LLC	5,430,000	3.1%	507,003	*
IDEX – Transamerica Convertible Securities Fund	2,400,000	1.4%	224,090	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s Notes at a conversion price of approximately $10.71 per share of Class A common stock. However, this conversion price will be subject to adjustment as described under “Description of the Notes—Conversion of Notes”. As a result, the amount of Class A common stock issuable upon conversion of the Notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 81,000,000 shares of Class A common stock outstanding as of June 1, 2003. In calculating this amount, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of that particular holder’s Notes. However, we did not assume the conversion of any other holder’s Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 15, 2003